FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




             HSBC ACQUIRES MUSICIAN'S FRIEND CREDIT CARD PORTFOLIO


HSBC Retail Services, a business unit of HSBC North America Holdings, Inc., has acquired the credit receivables, and is managing the ongoing credit card programme, of Musician's Friend along with those of the retailer's boutique brands, Musician.com and Giardinelli.

HSBC Retail Services, through HSBC Bank Nevada, N.A., purchased some US$40 million in receivables and, under the terms of the five year agreement, paid a premium of approximately US$200,000.

Musician's Friend is one of the world's largest direct marketers of musical instruments and related equipment, selling more than 36,000 products through its website and mail order catalogue. Musician.com sells instruments and equipment for professional musicians, while Giardinelli carries a full range of band and orchestra instruments.

Under the new HSBC credit card programme, Musician's Friend, Musician.com and Giardinelli cardholders will benefit from a convenient form of payment, receive previews of new product offerings and enjoy exclusive financing offers.

Musician's Friend is owned by Guitar Center, the number one retailer of guitars, amplifiers, drums, keyboards and professional audio equipment products in the US. In July 2005, HSBC extended its long-term agreement with Guitar Center to continue managing the company's Preferred Player credit card.

1. Musician's Friend
One of the world's largest direct marketers of music gear, Musician's Friend sells more than 36,000 products from its website and mail order catalogue, including guitars, keyboards, sheet music, books, DJ gear, videos, strings, drums and recording, lighting and audio-visual equipment. Musician's Friend was founded in 1983 and was acquired by Guitar Center, Inc. in 1999.

2. HSBC Retail Services
HSBC Retail Services is a leading issuer of private label (merchant branded) credit cards in the United States. This business provides flexible, customised credit card solutions for many of the world's premier retailers and manufacturers and has more than 60 active merchant relationships. For more information, visit www.hsbcretailservices.com.

3. HSBC - North America
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household businesses. The company's businesses serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

4. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 June, 2006